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13011281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEESCHAERT CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MADISON AVENUE, 23RD FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORI A. VOLOKHINE (212) 823-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

29 BROADWAY	NEW YORK	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PKF
O'CONNOR
DAVIES

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

Statement of Financial Condition

December 31, 2012

PKF

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

Statement of Financial Condition

December 31, 2012

OATH OR AFFIRMATION

I, GREGORI A. VOLOKHINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEESCHAERT CAPITAL MARKETS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAWN R CARPENTER
Notary Public - State of New York
NO. 01CA6263208
Qualified in New York County
My Commission Expires 6/11/16

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

The Board of Directors and Shareholder
Meeschaert Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Meeschaert Capital Markets, Inc. (the "Company") as of December 31, 2012, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of finacial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Meeschaert Capital Markets, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies

New York, New York
February 15, 2013

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Meeschaert Corporation)

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 303,186
Receivable from broker	50,654
Prepaid expenses	7,319
Prepaid income taxes	1,444
Furniture and equipment, net of accumulated depreciation of $183,177	30,588
Total Assets	$ 393,191
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 74,361
Total Liabilities	74,361
Stockholders' Equity	
Preferred stock, 20,000 shares authorized with no par value	-
Common stock, 100,000 shares authorized with $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	1,539,568
Accumulated Deficit	(1,220,838)
Total Stockholders' Equity	318,830
Total Liabilities and Stockholders' Equity	$ 393,191

See notes to statement of financial condition

1. Organization and Operation

Meeschaert Capital Markets, Inc. (the "Company") is incorporated under the laws of the State of Texas and is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

The majority of the Company's business is dependent upon a small number of customers in France. Effective in November 2007, the Company became a wholly-owned subsidiary of Meeschaert Corporation (the "Parent").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of the financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Accordingly actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the financial statement, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Receivable from Broker

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with the Company's broker. The Company is subject to credit risk to the extent that the broker with which it conducts business is unable to fulfill contractual obligations on its behalf.

Furniture and Equipment, net

Furniture and equipment are recorded at cost. Depreciation is recorded using the straight line method over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is recorded as a charge to operations. Maintenance and repair costs are expensed as incurred.

2. Summary of Significant Accounting Policies *(continued)*

Income Taxes

The Company is organized in the United States and files a federal tax return, and where applicable, state and local income tax returns. Income taxes are accounted for using the liability method. Under this method, income taxes are provided for taxes currently payable and those deferred due to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2009.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statement through the date that the financial statement were available to be issued, which date is February 15, 2013.

3. Furniture and Equipment, net

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 88,036	$ 62,034	$ 26,002
Equipment	125,729	121,143	4,586
	$ 213,765	$ 183,177	$ 30,588

4. Related Party Transactions and Commitments

The Parent and the Company entered into a lease agreement for office space at 600 Madison Avenue, where by the Corporation has to make monthly installment payments of $5,000 to the Parent.

5. Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risks consist of its cash and receivable from broker. The Company maintains its cash accounts with qualified financial institutions. The Company's management monitors the financial condition of the broker and does not anticipate any losses from the counterparty.

6. Off-Balance Sheet Risk

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

7. Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

8. Income Taxes

Deferred income taxes relate to the differences arising from the different accounting methods for financial reporting and the income tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The primary temporary differences are net operating losses. The Company has recorded a deferred tax asset based on its net operating loss carry forward.

The Company's net deferred tax asset is summarized as follows:

Gross deferred tax asset	$ 534,644
Valuation allowance	(534,644)
Net deferred tax asset	$ -

8. Income Taxes *(continued)*

Realization of deferred tax assets is dependent upon future taxable income, the timing and amount of which are uncertain. The Company recorded a full valuation allowance against its deferred tax asset.

At December 31, 2012, the Company has available loss carryforwards of approximately $1,335,000 that expires between 2029 and 2033, if not utilized.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $228,825 which was approximately $223,825 in excess of its minimum requirement of $5,000. The Company's net capital ratio was .325 to 1 as of December 31, 2012.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

* * * * *

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.